United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule

13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number 001-15190

SATYAM COMPUTER SERVICES LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Satyam Technology Center

Bahadurpally Village

Qutbullapur Mandal,

R.R. District -500855

Hyderabad, Andra Pradesh

India

(91) 40-309-7505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐                     No     ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

TABLE OF CONTENTS

1.    Other Events

On April 24, 2003, the Company released a press release concerning its financial results for the quarter and the fiscal year ended March 31, 2003. The release also contained the Company’s revenue outlook for the year-ending March 31, 2004. A copy of the release is attached hereto as exhibit 99.1 and is incorporated herein by reference.

On April 24, 2003, as required by the Indian stock exchanges on which the Company’s shares are listed, the Company published a summary of its financial results for the quarter and year ended March 31, 2003. A copy of the summary of the fourth quarter and annual financial results is attached hereto as exhibit 99.2 and is incorporated herein by reference.

The summary of financial results filed with the Indian stock exchanges was accompanied by an Investor Link News Update which provided further details on the matters covered in the release. A copy of the Investor Link News Update is attached hereto as exhibit 99.3 and is incorporated herein by reference.

IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE COMPANY. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS—WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE HEADING “RISK FACTORS” IN OUR REPORT ON FORM 6-K CONCERNING THE FISCAL QUARTER ENDED DECEMBER 31, 2002 FURNISHED TO THE SECURITIES EXCHANGE COMMISSION ON FEBRUARY 14, 2003 AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

2.    Exhibits

99.1	Press Release of the Company dated April 24, 2003.
99.2	Summary of Fourth Quarter and Annual Financial Results of the Company dated April 24, 2003.
99.3	Investor Link News Update of the Company dated April 24, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 7, 2003

SATYAM COMPUTER SERVICES LIMITED

By:	/s/ G. Jayaraman
Name:	G. Jayaraman
Title:	Vice President Corporate Affairs and Company Secretary

EXHIBIT INDEX

99.1	Press Release of the Company dated April 24, 2003.
99.2	Summary of Fourth Quarter and Annual Financial Results of the Company dated April 24, 2003.
99.3	Investor Link News Update of the Company dated April 24, 2003.

Exhibit 99.1

[Company Logo]

Press Release

Satyam’s Annual Income for FY 2003

exceeds Rs. 2000-cr mark

Net Profit Rs. 459.88 crore

Hyderabad, April 24, 2003—Satyam Computer Services Ltd (NYSE:SAY) crossed the Rs 2000-crore income mark to reach Rs. 2051.51 crore (US$ 423.78 million) for the fiscal year ended on March 31, 2003, mirroring a rise of 13.78% over the previous year. The audited results of the company for the year and quarter ended March 31, 2003, were approved at a board meeting held here today.

Revenues from software services stood at Rs.2023.65 crore (US $ 418.02 million), exceeding the annual guidance between Rs.2010-2020 crore, indicated at the time of Q3 financial results.

The total income for the quarter ended March 31, 2003 (Q4) (under Indian GAAP) at Rs. 553.47 crore (US $ 115.81 million), represented a year-on-year (yoy) growth of 14.70%. The income from software services at Rs. 538.43 crore, has exceeded the earlier guidance of Rs.525 - Rs.535 crore, and reflected a yoy growth of 17.66% and a sequential increase of 3.10% over Q3.

Annual EPS at Rs 14.62* has met the guidance of Rs 14.57 - Rs 14.66. EPS for the quarter stood at Rs.3.68*.

The outlook for fiscal 2004 indicates a 15-17% growth in income from software services, in US dollar terms. The forecast for revenues from software services for fiscal year 2004 is expected to be between Rs. 2,278 crore to Rs. 2,318 crore and the EPS for the fiscal is expected to be between Rs.15.65 and Rs.16.00.

Commenting on the results, Satyam Chairman B. Ramalinga Raju said; “The annual revenue growth of 16.84% has been achieved despite the challenging economic and geopolitical environment in which we continue to operate. What is more gratifying is the fact that during the year we emerged as a full services provider increasingly competing and winning against the large global companies.”

[Company Logo]

Satyam added 100 customers during the year including 23 from the Fortune 500 list. The revenue share of Fortune 500 customers increased from 59% in fiscal 2002 to 66% in fiscal 2003. Our established and enduring partnership model with such high quality customers signifies considerable growth potential.

The company has successfully strengthened its presence in the Insurance and Healthcare verticals, with the addition of reputed clients like Aetna and Blue Cross Blue Shield, Arkansas. Other significant customer wins come from verticals of Banking & Financial Services, Automotive, Engineering Services, Retail, Energy and Transportation.

Satyam clientele now has some of the best names in the key industry verticals it serves. For instance the list includes:

•	4 of the top 5 Networking & Communication Equipment Manufacturers

•	2 of the top 5 Health Insurance Companies in the US

•	4 of the top 10 Global Pharmaceutical Companies

•	7 of the top 10 Auto Majors

•	2 of the top 4 Securities Companies

•	5 of the top 10 Electronics & Electrical Equipment Manufacturers

Financial Highlights:

•	Total income for Q4 up 14.7% yoy while net profit has increased by 0.55% yoy

•	Sequential growth of 3.1% (4.11% in US$ terms) in income from software services over the quarter ended December 31, 2002

•	New customer wins were 26, including 5 Fortune 500 companies

•	Income from software services for fiscal 2003 was Rs.2023.65 crore (US$ 418.02 million), an annual growth of 16.84% (15.12% in US $ terms)

Note: Total income, Software income and Net profit mentioned in the above statements are as per Indian GAAP.

*Excluding the provision for diminution of investment value in subsidiaries/investments of Rs. 151.71 crore (US$ 32 million)

About Satyam Computer Services Ltd.

2

[Company Logo]

Satyam Computer Services Ltd. (NYSE: SAY), a diverse end-to-end IT solutions provider, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 9700 highly skilled professionals in Satyam work onsite, offshore or offsite to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, USA, UK, Middle East, Singapore, Japan and Australia serve over 280 global companies, of which 81 are Fortune 500 corporations. The Satyam marketing network spans 45 countries across five continents. For more information visit us at: www.satyam.com

For any clarifications, please contact:

Srinivas V Sr. Vice President & CFO Satyam Computer Services Ltd.	Abhijit Roy General Manager, Corporate Communications Satyam Computer Services Ltd.

Phone: +91 40 2784 3222 Extn.4300 e-mail: srinivas_vadlamani@satyam.com	Phone: +91 40 23306767 Ext: 7843 Mobile: +91 98494 46253 e-mail: abhijit_roy@satyam.com

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the fiscal quarter ended December 31, 2002 furnished to the United States Securities Exchange Commission on February 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov

3

Exhibit 99.2

[Company Logo]

Satyam Computer Services Limited

Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad—500 003

Audited Financial Results for the quarter and year ended March 31, 2003

Rs. in Lakh

Sl.No.	Particulars	Quarter Ended 31-03-2003	Quarter Ended 31-03-2002	Year Ended 31-03-2003	Year Ended 31-03-2002
1	Income from Software Exports	53,424.76	45,197.19	200,329.71	170,307.88
2	Income from Domestic Sales	418.73	566.62	2,035.38	2,886.37
3	Other Income	1,504.00	2,492.10	2,785.61	7,115.28
4	Total Income	55,347.49	48,255.91	205,150.70	180,309.53
5	Personnel Expenses	26,121.20	23,338.90	98,049.52	78,906.42
6	Operating & Administration Expenses	11,801.03	8,423.79	42,462.41	36,171.60
7	Total Expenditure	37,922.23	31,762.69	140,511.93	115,078.02
8	Profit before interest, depreciation & tax (PBIDT)	17,425.26	16,493.22	64,638.77	65,231.51
9	Financial Expenses	18.99	28.03	72.08	959.53
10	Depreciation	3,118.15	3,456.37	12,418.32	11,745.83
11	Profit before tax	14,288.12	13,008.82	52,148.37	52,526.15
12	Provision for Tax	2,709.11	1,493.44	6,160.35	3,513.30
13	Net Profit	11,579.01	11,515.38	45,988.02	49,012.85
14	Extraordinary Items	(15,170.61)	(4,075.32)	(15,245.79)	(4,075.32)
15	Profit after Tax and Extraordinary Items	(3,591.60)	7,440.06	30,742.23	44,937.53
16	Paid-up equity share capital (Par value of Rs.2 per share)	6,290.86	6,290.80	6,290.86	6,290.80
17	Reserves excluding revaluation reserves	207,196.75	186,748.50	207,196.75	186,748.50
18	EPS – Basic* (On par value of Rs. 2 per share)
	— With Extraordinary Items (Rs.)	(1.14)	2.37	9.77	14.47
	— Without Extraordinary Items (Rs.)	3.68	3.66	14.62	15.78
19	EPS – Diluted* (On par value of Rs. 2 per share)
	— With Extraordinary Items (Rs.)	(1.14)	2.36	9.75	14.46
	— Without Extraordinary Items (Rs.)	3.67	3.65	14.58	15.77
20	Aggregate of non-promoter shareholding
	— Number of shares	249,299,536	244,511,316	249,299,536	244,511,316
	— Percentage of shareholding	79.26	77.74	79.26	77.74

* EPS for the year ended March 31, 2003 includes Rs.0.46 per share due to profit on sale of the company’s stake in Satyam GE Software Services Private Ltd.

Segment wise revenue, results and capital employed for the quarter and year ended

March 31, 2003

Rs. in lakh

Sl.No.	Particulars	Quarter Ended 31-03-2003	Quarter Ended 31-03-2002	Year Ended 31-03-2003	Year Ended 31-03-2002
1	Segment Revenue
	Information Technology Services	53,843.49	45,763.81	202,365.09	173,194.25
	Less : Inter segment revenue	—	—	—	—
	Net Sales Income from Operations	53,843.49	45,763.81	202,365.09	173,194.25
2	Segment Results Profit / (Loss) before tax and interest
	Information Technology Services	12,878.29	10,544.70	49,434.84	46,370.40
	Less : Interest and Financial Charges	18.99	28.04	72.08	959.53
	Add: Other income	1,503.99	(2,492.10)	2,785.61	7,115.28
	Total Profit Before Tax	14,363.29	13,008.76	52,148.37	52,526.15
3	Capital Employed
	Information Technology Services	87,393.38	99,178.28	87,393.38	99,178.28

Notes:

1.	The results for the quarter and year ended March 31, 2003 have been taken on record by the Board of Directors at its meeting held on April 24, 2003.

2.	A final dividend of 110% (Rs.2.20 per share on par value of Rs. 2 per share) has been recommended at the Board Meeting, subject to the approval of members. Thereby, the total dividend recommended for the year is 150% (Rs.3 per share on par value of Rs. 2 per share), including interim dividend of 40% (Rs.0.80 per share on par value of Rs. 2 per share). The register of members and share transfer books will remain closed from July 16, 2003 to July 25, 2003, both days inclusive, for the purpose of Annual General Meeting and final dividend.

3.	The Board of Directors co-opted Mr. Krishna G. Palepu, the Ross Graham Walker Professor of Business Administration at the Harvard Business School and Mr. Vinod Dham, known as the Pentium Champ, as additional directors on the Board of the Company with effect from January 23, 2003, to hold office up to the date of next Annual General Meeting, in which their appointment as directors will be placed for the approval of the members of the Company. The Board also took note of the resignation of Mr. C. Srinivasa Raju, as director effective January 23, 2003. Consequently, the size of the Board has increased to 7 directors with 5 independent and 2 promoter and executive directors.

4.	Nipuna Services Limited (Nipuna) was incorporated on June 5, 2002 as a 100% subsidiary of the Company to capitalise on the opportunities in the Business Process Outsourcing area. Satyam has invested Rs.100 lakh in Nipuna for 10,00,000 fully paid equity shares of Rs.10/- each at par. In addition, Rs.1,513.87 lakh is included in loans and advances as on March 31, 2003 and is pending allotment of shares.

5.	On October 7, 2002, SIFY Ltd. (Sify), the then subsidiary company, entered into a definitive agreement with a company controlled by Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech) for an investment of US$20 million by subscribing to new shares of Sify. The investments were approved by the shareholders of Sify at its Extraordinary General Meeting held on December 9, 2002. Following the approval, on December 16, 2002 SAIF invested US$13 million and VentureTech invested US$3.5 million, being the first tranche of the total investment of US$7 million. Consequent to the investments by SAIF and VentureTech, the holding of Satyam Computer Services Limited in Sify has fallen to 37.15% from 52.5% before the investments.

6.	During the quarter, the company acquired Northrop Grumman Space & Mission Systems (NGSM) (formerly TRW, Inc.) 24% shareholding in Satyam Manufacturing Technologies, Inc. (SMTI), the NGSM-Satyam joint venture company, for a consideration of US$3.5 million. Following the acquisition, SMTI became a 100% subsidiary of Satyam.

7.	In terms of the shareholders’ agreement entered into by the company with GE Pacific (Mauritius) Ltd., Mauritius (GEPL), entire holding of the company in Satyam GE Software Services Private Limited (SGE) has been transferred in favour of GEPL for a sale consideration of US$4 million. The profit on the above transaction amounting to Rs.1,833.55 lakh (gross of tax of Rs.378.94 lakh) has been recognised in the profit and loss account. EPS for the year ended March 31, 2003 includes Rs.0.46 per share due to above profit.

8.	Pursuant to the restructuring measures undertaken by the company’s subsidiary, Vision Compass Inc. (VCI), in the previous year, VCI is able to generate cash profits over the past one year. However, the identification of a strategic investor has not yet materialized. Keeping in mind the present business and economic conditions and also the expected volume of business from the existing/new clients in near future, the management after a careful evaluation decided to discontinue the present operations of Vision Compass Inc., so as to focus on core areas of IT business. Following the closure, the company has made a provision of Rs.12,636.09 lakh towards diminution in the value of investments and advances from Vision Compass Inc.

9.	The Company has made certain investments with Strategic Partners, which are engaged in developing software tools in niche industrial sectors. While the investments in these companies are primarily to enhance revenue and access to latest technology developments, after a careful review of the business potential and growth opportunities present in these companies, the company has decided to take exit measures so as to focus more on other core areas of IT business. Following the decision, as a matter of abundant precaution, the company has decided to make a provision of Rs.2,534.52 lakh towards diminution in the value of investments and non-recoverable trade and other receivables from these investments. During the quarter ended September 30, 2002, the company has recorded an impairment charge of Rs.75.18 lakh relating to its investment in Jasdic Park Company as a result of the decision to liquidate the Jasdic Park Company by its Board of Directors.

10.	The total manpower strength as on March 31, 2003 stood at 9,759 associates as against 9,304 associates as on December 31, 2002 signifying an increase of 455 associates. The number of technical associates increased by 450 to close the quarter at 9,031 (8,581 associates as on December 31, 2002). Compared to March 31, 2002 number of associates has increased by 1,125 and technical associates have increased by 1,133.

11.	During the quarter and year ended March 31, 2003, the company allotted 800 and 2,800 equity shares respectively, of Rs. 2 each pursuant to exercise of stock options by the associates.

12.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter and the year.

Audited Consolidated Financial Results under Indian GAAP for the year ended

March 31, 2003

Rs. in Lakh

Sl.No.	Particulars	Year Ended 31-03-2003	Year Ended 31-03-2002

1	Income from Services	219,917.23	188,260.89
2	Income from sale of Hardware and Software	2,278.58	8,420.24
3	Other Income	3,958.15	8,850.78
4	Total Income	226,153.96	205,531.91
5	Personnel Expenses	107,033.45	91,376.55
6	Cost of Software and Hardware sold	1,639.68	1,944.52
7	Operating & Administration Expenses	57,591.66	58,819.72
8	Total Expenditure	166,264.79	152,140.79
9	Profit before interest, depreciation, tax and miscellaneous write offs	59,889.17	53,391.12
10	Financial Expenses	184.05	1,176.05
11	Depreciation and Amortization (incl. Impairment of goodwill)	17,969.41	63,031.23
12	Provision for decrease in value of Investments	3,361.13	11,458.90
13	Miscellaneous Expenditure Written Off	318.07	64.86
14	Profit/(Loss) Before Taxation, Non-recurring/Extraordinary Items and Minority Interest	38,056.51	(22,339.92)
15	Provision for Taxation	6,176.23	3,514.18
16	Profit / (Loss) After Taxation, and before Non-recurring/Extraordinary items and Minority Interest.	31,880.27	(25,854.10)
17	Provision for losses in subsidiaries / Other Investments	2,608.70	—
18	Share in Profit/Loss of associate companies	(892.17)	—
19	Minority Interest	6,325.40	33,704.31
20	Profit/(Loss) After Taxation, Non-recurring/Extraordinary Items and Minority Interest	34,704.80	7,850.21
21	Paid-up equity share capital (Par value of Rs.2 per share)	6,290.86	6,290.80
22	Reserves excluding revaluation reserves	213,534.46	190,571.36
23	EPS – Basic* (On par value of Rs. 2 per share)
	— With Extraordinary Items (Rs.)	11.03	2.53
	— Without Extraordinary Items (Rs.)	11.86	2.53
24	EPS – Diluted* (On par value of Rs. 2 per share)
	— With Extraordinary Items (Rs.)	11.00	2.53
	— Without Extraordinary Items (Rs.)	11.83	2.53

* EPS for the year ended March 31, 2003 includes Rs.0.46 per share due to profit on sale of the company’s stake in Satyam GE Software Services Private Ltd.

Notes to consolidated financial statements:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on March 31, 2003, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam ideaedge Technologies Pvt. Ltd., Nipuna Services Limited, Satyam Computer Services (Shanghai) Company Ltd. and Satyam Manufacturing Technologies, Inc. The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in both the joint ventures is to the extent of 50% as on March 31, 2003 and their results have been accounted using proportionate consolidate method.

3.	The consolidated financial statements of Satyam include the financial statements of Sify upto December 9, 2002. Subsequent to December 9, 2002, Satyam has accounted for its interest in Sify under the equity method. The consolidated financial statements for the year ended March 31, 2003 and 2002 are not comparable due to the above.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current year.

For and on behalf of the Board of Directors

Place : Secunderabad	B. Rama Raju
Date : April 24, 2003	Managing Director

Audited Consolidated Financial Results as per US GAAP for the year ended

March 31, 2003

In thousand US$

Sl.No.	Particulars	Quarter Ended 31-03-2003 (Unaudited)	Quarter Ended 31-03-2002 (Unaudited)	Year Ended 31-03-2003 (Audited)	Year Ended 31-03-2002 (Audited)

1	Revenues	115,796	107,639	459,207	414,491
2	Gross Profit	46,228	45,937	186,519	175,495
3	Amortization and impairment of Goodwill	—	1,316	—	98,112
4	Profit / (Loss) before income taxes, and minority interest and equity earnings / (Losses) of associate companies	41,862	9,068	84,324	(4,879)
5	Minority Interest	4	4,916	11,082	73,406
6	Net Income / (Loss)	35,291	11,179	79,772	25,892
7	Earnings / (Loss) per Share
	— Basic (US$)	0.11	0.04	0.26	0.08
	— Diluted (US$)	0.11	0.03	0.25	0.08

Notes to Consolidated Financial Results as per US GAAP:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on March 31, 2003, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam ideaedge Technologies Pvt. Ltd., Nipuna Services Limited, Satyam Computer Services (Shanghai) Company Ltd and Satyam Manufacturing Technologies Inc. The results also include Satyam Associate Trust and the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in both the joint ventures is to the extent of 50% as on March 31, 2003 and the results have been accounted using equity method.

3.	The consolidated financial statements of Satyam include the financial statements of Sify upto December 9, 2002. Subsequent to December 9, 2002, Satyam has accounted for its interest in Sify under the equity method. The consolidated financial statements for the year ended March 31, 2003 and 2002 are not comparable due to the above.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter and year.

5.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and year ended March 31, 2003 is as follows:

In thousand US$

Sl.No.	Particulars	Quarter Ended 31-03-2003	Quarter Ended 31-03-2002	Year Ended 31-03-2003	Year Ended 31-03-2002

1	Net Profit as per Indian GAAP	(7,514)	15,305	63,110	94,373
2	Profit / (Loss) of Subsidiaries and Joint Ventures	(1,943)	(4,804)	(16,464)	(86,219)
3	Deferred Stock Compensation Charge	(1,252)	(2,001)	(3,361)	(10,479)
4	Amortization and impairment of Goodwill	—	(1,058)	—	(4,311)
5	Gain on sale of shares of Satyam Infoway Ltd. to GSIC	—	—	—	35,156
6	Sale of stake in Satyam GE Software Services Pvt. Ltd.	—	—	(2,339)	—
7	Charge off of put option to TRW, Inc.	—	(5,696)	(7,514)	(10,144)
8	Reversal of put option charge to TRW Inc.	19,185		19,185
9	Provision for VC not considered	26,439		26,439
10	Provision not required under US GAAP	—	8,383	—	8,383
11	Others (net)	376	1,050	716	(867)
11	Total Adjustments	42805	(4,126)	16662	(68,481)
11	Net Profit / (Loss) as per US GAAP	35,291	11,179	79,772	25,892

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements – Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended December 31, 2002, furnished to the US Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

Exhibit 99.3

[Logo of InvestorLink] April 24 • 2003	[Company Logo]

[Picture of B. Ramalinga Raju]

Dear Investor,

I am pleased to inform you that our performance for Q4 has been in line with our forecast. In Q4, we achieved an income from software services of Rs.538.4 crore against our guidance of Rs.525-535 crore and an EPS of 3.68* against the forecast of Rs.3.66-3.75.

For fiscal 2003, the income from software services was Rs.2023.7 crore while the EPS was Rs.14.62* including a gain of Rs.0.46 from sale of stake in Satyam GE Joint Venture. Given the fact that there has been a net cash accretion of Rs. 425 crore during the year, the Board has considered a final dividend of 110% making with the interim a total of 150% dividend for the year.

The revenue growth of 16.84% has been achieved despite the challenging economic and geopolitical environment in which we continue to operate. What is more gratifying is the fact that during the year we emerged as a full services provider increasingly competing and winning against the large global companies.

We added 100 customers during the year including 23 from the Fortune 500 list. The revenue share of Fortune 500 customers increased from 59% in fiscal 2002 to 66% in fiscal 2003. Our established and enduring partnership model with such high quality customers signifies considerable growth potential.

The trend towards increasing reliance on offshore providers, presents a large opportunity for a mature and visible player like Satyam. Our strategy to leverage this opportunity has several facets.

Firstly, our verticalized organization design, that facilitates engaging with our customers, is increasingly based on domain knowledge in both traditional and emerging verticals. Secondly, our proactive and ROI approach in providing business solutions helps our customers compete better in their markets. The third factor is our increasingly global reach and full services capability. We will pursue growth strategies both organic and inorganic vigorously.

For fiscal 2004, we expect to grow our revenue by 15-17% in US $ terms, while EPS for the year is expected to be in the range of Rs.15.65 and Rs.16.00.

Fiscal 2004 will be our BPO subsidiary Nipuna’s full year of operations. It is well geared to achieve significant revenue based on existing client ramp ups, our strong business development focus, mature processes and high quality infrastructure.

I am also pleased to inform you that our Associate company Sify Ltd., achieved cash break even for the fourth quarter indicative of the positive outlook going forward.

With a view to adopting a conservative approach with respect to some of our past investments, we have decided to make a provision to the tune of Rs.152 crore in our books towards diminution of such investments. Within this, the main amount relates to VisionCompass at Rs.126 crore. Even though VisionCompass turned in a profitable year, based on considerations of size, efforts and focus, we have taken a decision to discontinue the operations of the company.

B. Ramalinga Raju

Q4 h i g h l i g h t s

FOR THE QUARTER ENDED MARCH 31, 2003

•	Total income for Q4 up 14.7% yoy while net profit has increased by 0.55% yoy

•	Sequential growth of 3.1% (4.11% in US$ terms) in income from software services over the quarter ended December 31, 2002

New customer wins were 26 including 5 Fortune 500 companies

•	Income from software services for fiscal 2003 was Rs.2023.65 crore (US$ 418.02 million), an annual growth of 16.84% (15.12% in US $ terms)

Note : Total income, Software income and Net profit mentioned in the above statements are as per Indian GAAP.

* Excluding the provision for losses in subsidiaries/ investments of Rs. 151.71 crore (US$ 32 million)

Satyam Computer Services Limited

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Financial Highlights—Indian GAAP

The audited results of Satyam Computer Services Ltd. (Satyam) for the quarter (Q4) and the year (fiscal 2003) ended March 31, 2003, were approved in the Board Meeting held on April 24, 2003.

•	For Q4, Satyam announced a total income of Rs. 553.47 crore (US$ 115.81 million) and a net profit of Rs.115.79 crore (US$ 24.23 million) before the provision for losses in subsidiaries / investments of Rs. 151.71 crore (US$ 32 million).

•	For the year ended March 31, 2003, Satyam recorded a total income of Rs.2051.51 crore (US$ 423.78 million) and a net profit of Rs.459.88 crore (US$ 95.00 million) before the provision for losses in subsidiaries / investments of Rs. 151.71 crore (US$ 32 million).

•	The EPS for Q4 was Rs. 3.68 inclusive of Rs. 0.14 loss on account of rupee appreciation against the US$. After considering the provision for losses in subsidiaries and investments it is Rs.1.14 per share in Q4.

•	The EPS for fiscal 2003 was Rs. 14.62 on par value of Rs. 2 per share inclusive of Rs. 0.76 loss on account of Rupee appreciation against the US$ and Rs. 0.46 gain on sale of stake in the Satyam-GE joint venture. After considering the provision for losses in subsidiaries and investments the EPS is Rs. 9.77.

Increase over same quarter of last year

	Q4(2002-03)	Q4(2001-02)	% increase
Total Income (Rs. million)	5534.75	4825.59	14.70
($ million)	115.81	99.33	16.59
Software Revenues (Rs. million)	5384.35	4576.38	17.66
($ million)	112.67	94.20	19.60
*Net Profit (Rs. million)	1157.90	1151.54	0.55
($ million)	24.23	23.70	2.21
Operating Margins	29.57%	30.59%
Increase over consecutive quarters
	Q4 (2002-03)	Q3 (2002-03)	% increase
Total Income (Rs. million)	5534.75	5215.01	6.13
($ million)	115.81	108.06	7.17
Software Revenues (Rs. million)	5384.35	5222.63	3.10
($ million)	112.67	108.22	4.11
*Net Profit (Rs. million)	1157.90	1167.38	-0.81
($ million)	24.23	24.19	0.16
Operating Margins	29.57%	30.53%
Annual Figures
	Fiscal 2003	Fiscal 2002	% increase
Total Income (Rs. million)	20515.07	18030.95	13.78
($ million)	423.78	378.02	12.10
Software Revenues (Rs. million)	20236.51	17319.43	16.84
($ million)	418.02	363.11	15.12
*Net Profit (Rs. million)	4598.80	4901.29	-6.17
($ million)	95.00	102.76	-7.55
Operating Margins	30.57%	33.56%

*Excluding the provision for losses in subsidiaries/investments of Rs. 151.71 crore (US$ 32 million)

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Financial Highlights—US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter ended March 31, 2003 (Q4) and the audited results for the year ended March 31, 2003 (fiscal 2003) were approved in the Board Meeting held on April 24, 2003.

•	The consolidated revenue for fiscal 2003 was US$ 459.21 million, an annual increase of 10.79%.

•	The net income for fiscal 2003 stands at US$ 79.77 million as compared to the net income of US$ 25.89 million for fiscal 2002.

•	Revenue for Q4 was US$ 115.80 million, a 8% increase from US$ 107.64 million in the corresponding quarter of fiscal 2002.

•	Net income for Q4 was US$ 35.29 million compared to net income of US$ 11.18 million in the corresponding quarter of the fiscal 2002.

The difference in the net income recorded for the quarter between Indian and US GAAP is explained by :

1.	Provision for Vision Compass Inc. not considered of US$ 26.44 million.

2.	Reversal of TRW put option charge of US$ 19.18 million.

Fiscal 2003: Performance Against Guidance

Parameters	Projected	Actuals
Income from Software Services	Rs.2010-2020 cr	Rs.2023.65 cr
Operating Margin	Around 30.4%	30.53%
EPS	14.57-14.66	14.62
Q4: Performance Against Guidance
Parameters	Projected	Actuals
Income from Software Services	Rs.525-535 cr	Rs.538.43 cr
Operating Margin	Around 29%	29.57%
EPS	3.66-3.75	3.68

Business Outlook

The company’s outlook for the quarter ending June 30, 2003 is as follows:

Income from software services is expected to be between Rs. 540 crore and Rs. 545 crore and EPS for the quarter is expected to be between Rs. 3.81 and Rs.3.86.

The company’s outlook for the financial year ending March 31, 2004 is as follows:

For financial year 2003-04, income from software services is expected to grow between 15% and 17% in US$ terms. Accordingly, income from software services is expected to be between Rs. 2,278 crore and Rs. 2,318 crore, and the EPS for the fiscal is expected to be between Rs. 15.65 and Rs. 16.00.

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Business Highlights

New Customer Acquisitions

The year FY03 witnessed the addition of 100 customers which included 23 Fortune 500 clients. Q4 contributed 26 new clients and 5 Fortune 500 names to this list.

In the Banking and Financial Services vertical, two major customers were added to the existing ones. One of them is a prominent global bank while the other is a US based financial services firm in the mutual fund space.

Satyam strengthened its presence in the Insurance and Healthcare verticals, with the addition of Aetna and Blue Cross Blue Shield, Arkansas.

A large US based Auto OEM supplier and a leading specialist computing infrastructure company were some of the other prominent additions in Q4.

Our established competency in the Engineering Services, resulted in the acquisition of a leading manufacturer of accessories to heavy machinery in the US and a reputed European aerospace design and development firm.

There were significant gains in the newly formed verticals such as Retail, Energy and Transportation, which should play a major role in the growth of these business units. The additions in the retail space included one of the top US convenience retail chain stores and a global consumer products company. The energy sector drew strength from the addition of one of the world’s largest petroleum companies. The transportation sector gained from the presence of one of the largest railroad networks in North America.

Satyam’s Solutions—Giving customers the competition edge

A content management solution was developed for a major Japanese automaker. The project which was rolled out in 90 days, involved a complete re-engineering of their web site, giving it a new look and feel and transforming it from a static to a dynamic database driven portal.

Satyam helped a leading telecom player in Asia Pacific to achieve a 30 per cent reduction in data warehouse maintenance costs. A Data warehousing strategy road-map covering finance, HR and administration was created which was aligned with the business strategy.

For an European online exhibition solution provider, Satyam established an online multi-lingual portal which was a major step designed to help the organization become one of the top three trade-fair web sites in the world.

A leading global credit card company based in the US selected Satyam to upgrade its Oracle system. Migration of Oracle applications on a global delivery model is also being provided to a world leading router company.

Satyam was involved in providing 24-7 production support, for a mission critical manufacturing system that enables running of operations, of a major global chip manufacturer, in more than a dozen factories. Besides meeting the stringent SLAs this also resulted in significant savings for the client.

Satyam is involved in the full life cycle implmentation of Oracle e-business suite for a major US airline company. This is another instance of Satyam’s growing competency in the airline industry.

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Satyam helped a leading railway authority in Asia Pacific to design and build data marts and data warehouses to create a solution that provided the enterprise with a single source of reliable and consistent data. This helped in faster problem identification and tracking, besides achieving other important business objectives.

By assisting a large UK based media firm in improved utilization of their Information Systems, Satyam managed to reduce the IS operational costs, as well as helped the organization to further add value to the business operations.

Nipuna Services Limited (BPO subsidiary)

Nipuna won its fifth customer during the quarter – A North American insurance company for a customer contact services project. At present the company has five customers, which are in various stages of execution and ramp up.

Two of the customers have transitioned from pilots into regular work. The first one is a construction equipment manufacturer who has entrusted Nipuna with an additional pilot for its back office processes.

The second customer, one of the largest insurance companies in the US, chose Nipuna to provide imaging solutions for claims, based on Data Capture and validation. Nipuna completed the onsite study and will commence the transition plan in early May, 2004.

The requests from clients to handle more assignments, reflects their growing confidence in Nipuna’s competencies.

During this quarter, Nipuna acquired additional space in Cyber Gateway. Once the space is built up, we will have a capacity of 500 seats available.

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Satyam Computer Services Limited	[Logo of InvestorLink]

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About Satyam Computer Services Ltd.

Satyam Computer Services Ltd. (NYSE: SAY), a diverse end-to-end IT solutions provider, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 9700 highly skilled professionals in Satyam work onsite, offshore or offsite to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, USA, UK, Middle East, Singapore, Japan and Australia serve over 280 global companies, of which 81 are Fortune 500 corporations. The Satyam marketing network spans 45 countries across five continents.

For more information visit us at: www.satyam.com

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Subsidiaries, Joint Ventures and Associate Companies

Subsidiaries

Satyam Manufacturing Technologies Inc. (SMTI), which became a 100% subsidiary of Satyam from March 2003, earned a revenue of US$ 5.71 million for the quarter ended March 31, 2003.

Satyam’s BPO subsidiary, Nipuna Services Limited, recorded a revenue of Rs.0.99 crore (US$ 0.21 million) and a net loss of Rs.8.45 crore (US$1.77 million) for fiscal 2003.

Satyam Computer Services (Shanghai) Company limited earned a revenue of 572,254 Yuan (US$ 0.07 million) for the quarter ended March 31, 2003.

Vision Compass Inc. recorded a revenue of US$ 0.28 million and a net income of US$ 0.05 million for the quarter ended March 31, 2003. The company achieved a revenue of US$ 1.2 million and a net profit of US$ 0.23 million for fiscal 2003.

Joint Ventures

CA Satyam ASP Pvt. Ltd., a joint venture between Satyam Computer Services and Computer Associates, recorded a revenue of Rs. 1.34 crore (US$ 0.26 million) for the quarter ended March 31, 2003. The revenue for fiscal 2003 was Rs.3.4 crore (0.7 million).

Satyam Venture Engineering Services recorded a revenue of around Rs. 43.81 crore (US$ 9 million) and net profit of Rs. 2.15 crore (US$ 0.7 million) for fiscal 2003.

Associate Company

Sify Limited (Sify) achieved EBITDA break-even for the first time in over twelve quarters.

For the quarter ending March 31, 2003, Sify has recorded a revenue of US$ 12.80 million, an increase of 52% over same quarter of fiscal 2002 and an increase of 17% sequentially. Net increase in cash during the quarter was US$ 0.7 million as against a cash burn of US$ 3.5 million same quarter last year. Cash balance at the end of the quarter was US$ 22.60 million.

Satyam Computer Services Limited	[Logo of InvestorLink]

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Balance Sheet as at March 31, 2003

Rs. in Lakhs

	As at 31.03.2003	As at 31.03.2002
I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	6,290.86	6,290.80
(b) Reserves and Surplus	207,196.75	186,748.50

	213,487.61	193,039.30
2. Loan Funds
(a) Secured Loans	647.17	584.57
(b) Unsecured Loans	1,188.50	—

	215,323.28	193,623.87

II. Application of Funds :
1. Fixed Assets
(a) Gross Block	77,589.26	73,924.86
(b) Less: Depreciation	48,357.95	37,442.00

(c) Net Block	29,231.31	36,482.86
(d) Capital Work in Progress	2,698.38	3,806.56

	31,929.69	40,289.42
2. Investments	5,761.01	14,024.58
3. Current Assets, Loans and Advances
(a) Sundry Debtors	47,988.41	39,561.13
(b) Cash and Bank Balances	152,335.05	109,834.13
(c) Loans and Advances	13,861.32	12,749.01
(d) Other Current Assets
—Interest Accrued on Fixed Deposits	1,849.52	176.84

	216,034.30	162,321.11
Less: Current Liabilities and Provisions
(a) Liabilities	21,905.22	16,474.81
(b) Provisions	16,841.10	6,470.16

	38,746.32	22,944.97

Net Current Assets	177,287.98	139,376.14
4. Deferred Tax Assets/(Liabilities)	344.60	(66.27)

	215,323.28	193,623.87

* Stand alone financials as per Indian GAAP

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Profit and Loss Account for the quarter and year ended March 31, 2003

Rs. in Lakhs

	Quarter Ended 31.03.2003	Quarter Ended 31.03.2002	Year Ended 31.03.2003	Year Ended 31.03.2002
Expenditure
Personnel Expenses	26,121.20	23,338.90	98,049.52	78,906.42
Operating and Administration Expenses	11,801.03	8,423.83	42,462.41	36,171.60
Financial Expenses	18.99	28.04	72.08	959.53
Depreciation	3,118.15	3,456.38	12,418.32	11,745.83

	41,059.37	35,247.15	153,002.33	127,783.38

Profit Before Taxation and Non-recurring/Extraordinary Items	14,288.12	13,008.76	52,148.37	52,526.15
Provision for Taxation — Current	2,900.00	825.00	6,565.00	2,996.11
— Deferred	(190.89)	208.44	(410.87)	57.19
— Earlier years	—	460.00	6.22	460.00
Profit After Taxation and Before Non-recurring/ Extraordinary Items	11,579.01	11,515.32	45,988.02	49,012.85
Provision for diminution in value of investments/advances and debtors	15,170.61	4,075.32	15,245.79	—
Provision for losses in subsidiaries	—	—	—	4,075.32
Profit after Taxation and Non-recurring/Extraordinary Items	(3,591.60)	7,440.00	30,742.23	44,937.53
Add: Balance brought forward from previous year	128,412.06	96,099.46	96,594.57	60,312.90

Profit Available for Appropriation	124,820.46	103,539.46	127,336.80	105,250.43
Appropriations :
Interim Dividend @ Rs. 0.80 per Equity Share of Rs. 2 each
(2002 — Rs. 0.50 per Equity Share)	—	—	2,516.32	1,552.60
Final Dividend @ Rs. 2.20 per Equity Share of Rs. 2 each
(2002 — Rs.0.70 per Equity Share)	6,919.94	2,173.64	6,919.94	2,173.64
Tax on distributed profits	886.62	—	886.62	158.37
Transfer to General Reserve	3,500.00	5,000.00	3,500.00	5,000.00
Forfeiture of Share Warrants — Upfront Consideration	—	(228.75)	—	(228.75)

Balance carried to Balance Sheet	113,513.90	96,594.57	113,513.92	96,594.57

Earnings Per Share before Non-recurring / Extraordinary items (Rs. per equity share of Rs. 2 each)
Basic	3.68	3.66	14.62	15.78
Diluted	3.67	3.65	14.58	15.77
Earnings Per Share after Non-recurring / Extraordinary items (Rs. per equity share of Rs. 2 each)
Basic	(1.14)	2.37	9.77	14.47
Diluted	(1.14)	2.36	9.75	14.46
No. of Shares used in computing Earnings Per Share
Basic	314,542,456	314,540,000	314,541,056	310,519,726
Diluted	315,531,572	315,209,130	315,389,885	310,786,343

* Stand alone financials as per Indian GAAP

Satyam Computer Services Limited	[Logo of InvestorLink]

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Audited Consolidated Financial Results as per US GAAP for the year ended March 31, 2003

In thousand US$

Sl.No.	Particulars	Quarter Ended 31-03-2003 (Unaudited)	Quarter Ended 31-03-2002 (Unaudited)	Year Ended 31-03-2003 (Audited)	Year Ended 31-03-2002 (Audited)
1	Revenues	115,796	107,639	459,207	414,491
2	Gross Profit	46,228	45,937	186,519	175,495
3	Amortization and impairment of Goodwill	—	1,316	—	98,112
4	Profit / (Loss) before income taxes, and minority interest and equity earnings / (Losses) of associate companies	41,862	9,068	84,324	(4,879)
5	Minority Interest	4	4,916	11,082	73,406
6	Net Income / (Loss)	35,291	11,179	79,772	25,892
7	Earnings / (Loss) per Share
	— Basic (US$)	0.11	0.04	0.26	0.08
	— Diluted (US$)	0.11	0.03	0.25	0.08

Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and year ended March 31, 2003 is as follows:

In thousand US$

Sl.No.	Particulars	Quarter Ended 31-03-2003	Quarter Ended 31-03-2002	Year Ended 31-03-2003	Year Ended 31-03-2002
1	Net Profit as per Indian GAAP	(7,514)	15,305	63,110	94,373
2	Profit / (Loss) of Subsidiaries and Joint Ventures	(1,943)	(4,804)	(16,464)	(86,219)
3	Deferred Stock Compensation Charge	(1,252)	(2,001)	(3,361)	(10,479)
4	Amortization and impairment of Goodwill	—	(1,058)	—	(4,311)
5	Gain on sale of shares of Satyam Infoway Ltd. to GSIC	—	—	—	35,156
6	Sale of stake in Satyam GE Software Services Pvt. Ltd.	—	—	(2,339)	—
7	Charge off of put option to TRW, Inc.	—	(5,696)	(7,514)	(10,144)
8	Reversal of put option charge to TRW Inc.	19,185		19,185
9	Provision for VC not considered	26,439		26,439
10	Provision not required under US GAAP	—	8,383	—	8,383
11	Others (net)	376	1,050	716	(867)
12	Total Adjustments	42,805	(4,126)	16,662	(68,481)
13	Net Profit / (Loss) as per US GAAP	35,291	11,179	79,772	25,892

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Operational parameters for Q4, fiscal 2003

Analysis of Revenue Growth (in %)

Particulars	Q4 2003	Q3 2003	Q4 2002	FY 2003	FY 2002
Increase / (Decrease) in revenue in US$ terms	4.11	5.39	3.72	15.12	35.92
Increase / (Decrease) in revenue due to change in:
— Volume (Hours billed)	4.29	5.56	5.18	22.79	36.58
— Billing rate	(0.18)	(0.17)	(1.46)	(7.66)	(0.66)
— US$ exchange rate	(1.01)	(0.76)	1.30	1.71	6.04
Increase / (Decrease) in revenue in Rupee terms	3.10	4.63	5.02	16.84	41.96
Utilisation / Loading rates (in %)
Particulars	Q4 2003	Q3 2003	Q4 2002	FY 2003	FY 2002
Onsite	97.50	97.95	90.56	97.12	93.05
Offshore	77.47	77.90	71.49	75.12	73.45
Domestic	71.08	76.12	74.67	76.33	73.69
Offshore with trainees	75.30	75.90	71.49	74.57	71.28
Break up of export revenue between offshore and onsite (%)
Location	Q4 2003	Q3 2003	Q4 2002	FY 2003	FY 2002
Offshore	45.68	45.79	50.40	46.89	53.96
Onsite	54.32	54.21	49.60	53.11	46.04
Total	100.00	100.00	100.00	100.00	100.00
Revenues by region (%)
Region	Q4 2003	Q3 2003	Q4 2002	FY 2003	FY 2002
North America	78.20	76.96	76.50	76.89	76.60
Japan	2.78	2.49	2.88	2.42	2.31
Europe	10.94	12.54	10.99	12.41	10.16
Rest of the World	8.08	8.01	9.63	8.28	10.93
Total	100.00	100.00	100.00	100.00	100.00
Concentration of revenues (%)
Revenues from	Q42003	Q3 2003	Q4 2002	FY 2003	FY 2002
Top client	15.69	17.70	21.28	17.53	19.80
Top 5 clients	38.66	40.30	43.77	40.37	40.35
Top 10 clients	52.12	53.69	55.87	53.04	52.33
Revenue by technology (%)
Technology	Q4 2003	Q3 2003	Q4 2002	FY 2003	FY 2002
Software Design and Development	49.70	50.28	48.69	49.11	52.11
Software Maintenance	27.53	26.46	28.40	26.61	29.65
Packaged Software Implementation	21.36	21.05	19.85	21.33	13.94
Engineering Design Services	1.41	2.21	3.06	2.95	4.30
Total	100.00	100.00	100.00	100.00	100.00

Satyam Computer Services Limited	[Logo of InvestorLink]

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Operational parameters for Q4, Fiscal 2003 (contd.)

Revenue by line of business (%)

Line of Business	Q4 2003	Q3 2003	Q4 2002	FY 2003	FY 2002
Banking & Finance	21.85	20.48	23.79	22.33	24.62
Insurance	14.18	16.34	15.13	14.77	14.30
Manufacturing	30.31	33.28	38.16	32.96	35.20
Telecommunication	10.19	9.88	9.10	9.95	10.48
Healthcare	6.18	2.70	0.80	3.49	1.22
Others	17.29	17.32	13.02	16.50	14.18
Total	100.00	100.00	100.00	100.00	100.00
Revenue by contract type (%)
Contract	Q4 2003	Q3 2003	Q4 2002	FY 2003	FY 2002
Time & Material	72.47	70.89	76.90	71.53	73.65
Fixed Bid	27.53	29.11	23.10	28.47	26.35
Total	100.00	100.00	100.00	100.00	100.00

Changes in billing rates for the quarter (%)

Particulars	For the Quarter		For FY 2003
	Sequential	Year on Year
Onsite	(0.11)	(3.90)	(6.56)
Offshore	(0.26)	(4.40)	(5.49)
Domestic	(0.16)	(3.78)	(9.20)
Location-wise break up of employees
Particulars	Q4 2003	Q3 2003	Q4 2002
Onsite	2,386	2,295	1,894
Offshore	6,381	6,122	5,603
Domestic	264	164	401
Total Technical	9,031	8,581	7,898
Support	728	723	736
Total	9,759	9,304	8,634
Customer Information
Particulars	Q4 2003	Q3 2003	Q4 2002
New customers added	26	24	24
Number of active customers	286	272	263
Revenue from existing business and new business (%)
	Q4 2003	Q3 2003	Q4 2002
Existing business	88.43	84.44	88.90
New business	11.57	15.56	11.10
Total	100.00	100.00	100.00

Safe Harbor:

This publication contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the fiscal quarter ended December 31, 2002 furnished to the United States Securities Exchange Commission on February 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov

Mayfair Centre, S P Road, Secunderabad 500003. A.P. INDIA •Tel: 91-40-27843222 Fax: 91-40-27840058 •Website: www.satyam.com e-mail: Murti_T@satyam.com

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